UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Heavy Earth Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42249G107

(CUSIP Number)

David Y. Choi
6162 Bristol Parkway
Culver City, California 90230
(818) 242-5853

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42249G107

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
David Y. Choi

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) IN

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization U.S.

	7.	Sole Voting Power 403,458
Number of
Shares	8.	Shared Voting Power 0
Beneficially Owned by Each
Reporting	9.	Sole Dispositive Power 403,458
Person With
	10.	Shared Dispositive Power 0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 403,458

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

	13.	Percent of Class Represented by Amount in Row (11) 00.58%

	14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on June 17, 2011 (the “Statement”) by David Y. Choi (“Reporting Person”) relating to shares of the $.001 par value common stock (“Common Stock”) of Heavy Earth Resources, Inc., a Florida corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 625 Second Street, #280, California 91407.  This Amendment No. 1 is being filed to report that since the filing of the Statement, a material change occurred in the percentage of the Common Stock beneficially owned by the Reporting Person. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 2. Identity and Background

(a)	Name:	David Y. Choi.

(b)	Business Address:	6162 Bristol Parkway, Culver City, California 90230.

(c)	Present Principal Occupation:	Professor and Business Advisor.

(d)	Disclosure of Criminal Proceedings:	Mr. Choi has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Mr. Choi has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Choi is a citizen of the U.S.

Item 4. Purpose of Transaction

Item No. 4 is amended with the following:

On May 3, 2012, the Issuer entered into and closed a Share Exchange Agreement (the “Exchange Agreement”) by and among, the Issuer, Deep Core Inc., a Cayman Islands exempt company (“Deep Core”) and the sole shareholder of Deep Core (“Deep Core Holder”) for the transfer all of the outstanding shares of company stock of Deep Core to the Issuer in exchange for an aggregate of two hundred fifty thousand (250,000) shares of the Issuer’s Common Stock (the “Share Exchange”).  The Exchange Agreement was included as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on May 4, 2012, and any description thereof herein is qualified in its entirety by reference thereto.

In connection with the Share Exchange, the Issuer entered into a Stock Cancellation Agreement with the Reporting Person (the “Cancellation Agreement”), pursuant to which the Reporting Person agreed to cancel 9,324,042 shares of Common Stock (the “Share Cancellation”) in order to induce the parties into entering into the Exchange Agreement to consummate the transactions contemplated by the Share Exchange.  The Cancellation Agreement was included as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Commission on May 4, 2012, and any description thereof herein is qualified in its entirety by reference thereto.

Item 5. Interest in Securities of the Issuer

Item No. 5 is amended by replacing sections (a), (b), (c) and (e) thereof in their entirety with the following:

(a)	The Reporting Person directly beneficially owns 403,458 shares of Common Stock, which comprises 00.58% of the Issuer’s total issued and outstanding shares of 69,376,000 shares as of May 3, 2012.

(b)	The Reporting Person has sole voting and dispositive power as to the 403,458 shares he owns directly.

(c)	On April 30, 2012, the Reporting Person sold a total of 6,000,000 shares of Common Stock to the Issuer’s Chief Executive Officer and Chief Financial Officer at a purchase price of $0.002 per share.

On May 3, 2012, the Reporting Person sold a total of 22,672,500 shares of Common Stock in private transactions at a price of $0.002 per share.

On May 3, 2012, the Reporting Person delivered to the Issuer 9,324,042 shares of Common Stock for cancellation pursuant to the Cancellation Agreement described in Item 4 above.

(e)	The Reporting Person ceased to be the beneficial owner of five percent of the Issuer’s Common Stock on May 3, 2012, as a result of the Share Cancellation described in Item 4 above.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2012

/s/ David Y. Choi
David Y. Choi

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)